Research Solutions, Inc.

5435 Balboa Boulevard, Suite 202

Encino, CA 91316

September 19, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Re:	Research Solutions, Inc.
Withdrawal of Registration Statement on Form S-1
File No. 333-195045

Ladies and Gentlemen:

Research Solutions, Inc. (the “Company”) hereby respectfully requests that the Company’s Registration Statement on Form S-1 (File No. 333-195045), originally filed with the Securities and Exchange Commission on April 4, 2014 (the “Registration Statement”), be withdrawn as of the date hereof pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”). The Company’s request is based on the fact that the Company has determined not to pursue the proposed offering as described in the Registration Statement. The Registration Statement has not been declared effective and no securities of the Company were sold pursuant thereto. The Company may in the future rely on Rule 155(c) of the Securities Act for subsequent private offerings of its securities and utilize the ‘safe harbor’ from integration provided by Rule 155.

In accordance with Rule 457(p) of the Securities Act, the Company requests that all fees paid to the Securities and Exchange Commission in connection with the filing of the Registration Statement be credited to the Company’s account for future use.

If you have questions regarding this matter, please contact the undersigned at (310) 477-0354.

Respectfully,

Research Solutions, Inc.

/s/ Alan Urban
By: Alan Urban
Its: Chief Financial Officer